Exhibit 99.1

Brüush Oral Care Inc. Announces 1-for-25 Reverse Stock Split Effective Pre-Market Opening on August 1, 2023

VANCOUVER, BC / ACCESSWIRE / July 31, 2023 / Bruush Oral Care Inc. (NASDAQ: BRSH) (the “Company”), a direct-to-consumer leader in the oral care category, announced today that its Board of Directors has approved a 1-for-25 reverse split of its common shares (“Consolidation”) primarily to comply with the Nasdaq’s minimum bid price requirement. The Consolidation is effective as of the close of business on July 31, 2023 and the Company’s common shares and warrants will trade on a post-split basis under the same symbols, BRSH and BRSHW, respectively, commencing with the opening of trading on the Nasdaq on August 1, 2023.

Following the effectiveness of the Consolidation, the CUSIP number for the Company’s common shares will be 11750K401. As a result of the Consolidation, every 25 common shares issued and outstanding will be exchanged for one common share. If any fractional common shares are created as a result of the Consolidation, any fractional common share less than 0.50 will be cancelled and any fractional common share greater than 0.50 will be rounded up to the nearest whole common share. Immediately after the Consolidation becomes effective, the Company will have approximately 511,368 common shares issued and outstanding. Additionally, the exercise price per common share attributable to the warrants will be proportionately increased, such that the exercise price immediately following the Consolidation will equal the product of twenty five (25) multiplied by the exercise price per share immediately prior to the Consolidation. The number of shares immediately subject to the warrants , will equal after the Consolidation, 1/25th (0.04 or 4%) of the number of shares immediately prior to the Consolidation.

About Bruush Oral Care Inc.

Bruush Oral Care Inc. is on a mission to inspire confidence through brighter smiles and better oral health. Founded in 2018, we are an oral care company that is disrupting the space by reducing the barriers between consumers and access to premium oral care products. We are an e-commerce business with a product portfolio that currently consists of a sonic-powered electric toothbrush kit and brush head refills. We developed the product to make upgrading to an electric brush appealing with three core priorities in mind: (i) a high-quality electric toothbrush at a more affordable price than a comparable electric toothbrush from the competition; (ii) a sleek, countertop-friendly design; and (iii) a convenient brush head refill subscription program that eliminates the frustrating experience of purchasing replacement brush heads at the grocery/drug store. Later this year, we plan to expand our portfolio with the launch of several new subscription-based consumable oral care products, including toothpaste, mouthwash, dental floss, a whitening pen, as well as an electric toothbrush designed for kids. We are rooted in building a brand that creates relevant experiences and content, with the goal of becoming the go-to oral care brand for millennials and Generation Z.

For more information on Brüush visit: https://bruush.com

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Safe Harbor Forward-Looking Statements

This press release of Bruush Oral Care Inc. contains “forward-looking statements”. Words such as “may”, “will”, “could”, “should”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its vision, its strategy, and its products. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

Investor Relations Contact:

Colette Eymontt

colette@tradigitalir.com